# MILEBERRY INC.

## FINANCIAL STATEMENTS FOR THE PERIOD ENDED APRIL 30, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS

**Independent Accountant's Review Report** .......... 2

**Balance Sheet** .......... 3

**Statement of Income** .......... 4

**Statement of Equity** .......... 5

**Statement of Cash Flows** .......... 6

**Notes to the Financial Statements** .......... 7

Belle Business Services
Certified Public Accountants

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Mileberry Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Mileberry Inc., which comprise the balance sheet as of April 30, 2022, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Mileberry Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
May 5, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

**MILEBERRY INC.**
**BALANCE SHEET**
**APRIL 30, 2022**
**(unaudited)**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 500,100 |
| TOTAL CURRENT ASSETS | | 500,100 |
| **OTHER ASSETS** | | |
| Software development costs | | 147,000 |
| **TOTAL ASSETS** | $ | 647,100 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | - |
| TOTAL CURRENT LIABILITIES | | - |
| **LONG-TERM LIABILITIES** | | |
| Convertible note | | 500,000 |
| TOTAL LONG-TERM LIABILITIES | | 500,000 |
| **TOTAL LIABILITIES** | | 500,000 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, see note 4 | | 10 |
| Additional paid-in capital | | 237,090 |
| Accumulated deficit | | (90,000) |
| TOTAL SHAREHOLDERS' EQUITY | | 147,100 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 647,100 |

See independent accountant's review report and accompanying notes to financial statements.

**MILEBERRY INC.**
**STATEMENT OF INCOME**
**APRIL 30, 2022**
**(unaudited)**

| | |
|---|---|
| **REVENUES** | **$ -** |
| **COST OF GOODS SOLD** | **-** |
| **GROSS PROFIT** | **-** |
| **OPERATING EXPENSES** | |
| General and administrative | **5,000** |
| Professional fees | **3,000** |
| Salary and wages | **53,000** |
| Sales and marketing | **29,000** |
| **TOTAL OPERATING EXPENSES** | **90,000** |
| **NET OPERATING LOSS** | **(90,000)** |
| **NET LOSS** | **$ (90,000)** |

See independent accountant's review report and accompanying notes to financial statements.

**MILEBERRY INC.**
**STATEMENT OF EQUITY**
**APRIL 30, 2022**
**(unaudited)**

| | Common Stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid-in Capital | Contributed Capital | Retained Earnings (Accumulated Deficit) | Total |
| **BEGINNING BALANCE, JANUARY 4, 2022 (INCEPTION)** | - | $ - | - | - | $ - | $ - |
| Issuance of common stock | 10,000 | 10 | 237,090 | - | - | $ 237,100 |
| Net loss | - | - | - | - | (90,000) | $ (90,000) |
| **ENDING BALANCE, APRIL 30, 2022** | **10,000** | **$ 10** | **$ 237,090** | **$ -** | **$ (90,000)** | **$ 147,100** |

See independent accountant's review report and accompanying notes to financial statements.

**MILEBERRY INC.**
**STATEMENT OF CASH FLOWS**
**APRIL 30, 2022**
**(unaudited)**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (90,000) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase (decrease) in liabilities: | |
| Accounts payable | - |
| **CASH USED FOR OPERATING ACTIVITIES** | **(90,000)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Cash used for intangible assets | (147,000) |
| **CASH USED FOR INVESTING ACTIVITIES** | **(147,000)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Issuance of convertible notes | 500,000 |
| Issuance of common stock | 237,100 |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | **737,100** |
| **NET INCREASE IN CASH** | **500,100** |
| **CASH AT INCEPTION** | **-** |
| **CASH AT END OF PERIOD** | **$ 500,100** |

| | |
|---|---|
| **CASH PAID DURING THE YEAR FOR:** | |
| **INTEREST** | $ - |
| **INCOME TAXES** | $ - |

See independent accountant's review report and accompanying notes to financial statements.

## 1. Summary of Significant Accounting Policies

***The Company***
Mileberry Inc. (the "Company") was incorporated in the State of Delaware on January 4, 2022. The Company specializes in a postage and delivery hub with the following modules of postal, laundry, fresh, vending, and hot. Additionally, the hubs are solar powered, modular construction, available for C2C, contactless delivery, and available 24/7.

***Fiscal Year***
The Company operates on a December 31st year-end.

***Basis of Presentation***
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

***Use of Estimates***
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

***Cash and Cash Equivalents***
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30, 2022, the Company held no cash equivalents.

***Risks and Uncertainties***
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2023 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of April 30, 2022.

***Accounts Receivable***
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

**1. Summary of Significant Accounting Policies (continued)**

***Accounts Receivable (continued)***
historical experience and knowledge of specific customers. As of April 30, 2022, the Company had no accounts receivable.

***Income Taxes***
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses as of the period ended April 30, 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

***Fair Value of Financial Instruments***
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

| | |
|---|---|
| Level 1 | - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. |
| Level 2 | - Include other inputs that are directly or indirectly observable in the marketplace. |
| Level 3 | - Unobservable inputs which are supported by little or no market activity. |

**1. Summary of Significant Accounting Policies (continued)**

***Fair Value of Financial Instruments (continued)***
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

***Concentrations of Credit Risk***
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

***Revenue Recognition***
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling delivery service hubs. The Company's payments are generally collected upfront. For the period ending April 30, 2022, the Company recognized no revenue.

***Software Development Costs***
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Mileberry platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company anticipates to begin amortizing the costs, later in 2022.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the period ending April 30, 2022.

## 1. Summary of Significant Accounting Policies (continued)

***Advertising Expenses***
The Company expenses advertising costs as they are incurred.

***Organizational Costs***
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

***New Accounting Pronouncements***
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

## 2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

## 3. Convertible Notes

During 2022, the Company issued one convertible promissory note for a total of $500,000. The note carries a 4% APR, maturity date in May 2022, valuation rate of $5,000,000 and a 20% discount rate. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

**4. Equity**

***Common Stock***
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000 shares, at $0.001 par value per share. As of April 30, 2022, 10,000 shares have been issued and are outstanding.

**5. Subsequent Events**

***Crowdfunding Offering***
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum, with these reviewed financial statements. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee.

***Managements Evaluation***
The Company has evaluated subsequent events through May 5, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.